(An Exploration Stage Company)

Consolidated Financial Statements

For the year ended December 31, 2019

(In U.S. Dollars)

Management’s Responsibility for Financial Reporting

The accompanying annual consolidated financial statements of Quaterra Resources Inc. have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management acknowledges its responsibility for the preparation and presentation of the annual consolidated financial statements; has established and maintained a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate, and transactions are properly recorded and executed under management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel, and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance for financial statement preparation and presentation.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting and internal control matters before the consolidated financial statements are approved by the Board of Directors and submitted to the Company’s shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the Company’s consolidated financial statements under Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in the independent auditor’s report.

“Gerald Prosalendis” (signed)	“Lei Wang” (signed)
Gerald Prosalendis	Lei Wang
President and Chief Executive Officer	Chief Financial Officer

March 30, 2020
Vancouver, British Columbia, Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Quaterra Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Quaterra Resources Inc. and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of loss and comprehensive loss, cash flows and changes in equity for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

(signed) PricewaterhouseCoopers LLP

Chartered Professional Accountants

  Vancouver, Canada

  March 30, 2020

We have served as the Company's auditor since 2016.

Quaterra Resources Inc.

Consolidated Statements of Financial Position
(In thousands of U.S. Dollars)

	Note	December 31, 2019	December 31, 2018
Assets

Current assets:
Cash and cash equivalents		$1,812	$47
Other receivables		3	2
Marketable securities	3	165	156
Prepaid and deposit		4	4
		1,984	209
Non-current assets:
Mineral properties	4	28,679	32,533
Reclamation bonds		34	62
		28,713	32,595
Total Assets		$30,697	$32,804

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$112	$365
Loan payable	5	-	305
Related party loan payable	10(c)	-	210
Convertible notes	6	402	-
Derivative liabilities	7	150	-
		664	880
Non-current liability
Convertible notes		-	721
Derivative liabilities	7	26	572
		26	1,293
Total Liabilities		690	2,173
Shareholders' Equity
Share capital		101,424	100,729
Contributed surplus		19,212	18,820
Deficit		(90,629)	(88,918)
		30,007	30,631
Total Liabilities and Shareholders' Equity		$30,697	$32,804

(See the accompanying notes to the consolidated financial statements)

Approved on behalf of the Board of Directors on March 26, 2020:

/s/ “Thomas Patton”	/s/“Terrence Eyton”
Director	Director

Quaterra Resources Inc.

Consolidated Statements of Loss and Comprehensive Loss

(In thousands of U.S. Dollars, except for shares and per share amounts)

		Year ended December 31,
	Note	2019	2018	2017

General administrative expenses
Consulting		$39	$49	$48
General office		53	74	79
Insurance		63	46	56
Investor relations and corporate development		217	75	104
Professional fees		89	113	120
Rent		123	114	152
Salaries and benefits		823	838	645
Transfer agent and regulatory		66	38	70
Travel		29	50	91
		(1,502)	(1,397)	(1,365)
Fair value gain on derivative liabilities	7	105	358	351
Foreign exchange (loss) gain		(43)	11	(33)
Gain on disposal of assets		-	-	186
Unrealized gain (loss) on marketable securities	3	9	(130)	(31)
Loss on settlement of convertible notes		(13)	-	(100)
Interest expense and other		(150)	(170)	(112)
Share-based compensation	9(a)	(117)	(91)	(169)
		(209)	(22)	92
Loss and comprehensive loss for the year		$(1,711)	$(1,419)	$(1,273)
Loss per share - basic and diluted		$(0.01)	$(0.01)	$(0.01)
Weighted average number of common shares outstanding		208,688,604	200,969,314	199,450,814

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.

Consolidated Statements of Cash Flows
(In thousands of U.S. Dollars)

	Year ended December 31,
	2019	2018	2017

Operating activities

Net loss for the year	$(1,711)	$(1,419)	$(1,273)
Items not involving cash:
Fair value gain on derivative liabilities	(105)	(358)	(351)
Interest and convertible accretion	260	141	79
Gain on disposal of assets	-	-	(186)
Loss on settlement of convertible notes	13	-	100
Unrealized (gain) loss on marketable securities	(9)	130	31
Share-based compensation	117	91	169
	(1,435)	(1,415)	(1,431)
Changes in non-cash working capital
Other receivable	(1)	1	-
Prepaid and other	-	24	19
Accounts payable and accrued liabilities	(185)	202	(31)
	(1,621)	(1,188)	(1,443)

Financing activities
Shares issued for cash	132	-	-
Convertible notes proceeds	-	973	-
Loan repayment	(311)	(295)	-
Related party loan payable	(218)	210	-
	(397)	888	-

Investing activities
Expenditures on mineral properties	(1,899)	(1,518)	(6,122)
Proceeds from option agreement	-	-	2,393
Net proceeds from water rights sale	5,685	313	-
Reclamation bonds	28	2	(10)
	3,814	(1,203)	(3,739)
Effect of foreign exchange on cash	(31)	(25)	92

Increase (decrease) in cash and cash equivalents	1,765	(1,528)	(5,090)

Cash and cash equivalents, beginning of year	47	1,575	6,665

Cash and cash equivalents, end of year	$1,812	$47	$1,575

Supplemental cash flow information
Exploration expenditures included in accounts payable	$27	$95	$63
Interest paid in cash	$46	$45	$53
Shares issued for interest	$45	$-	$80

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.

Consolidated Statements of Changes in Equity
(In thousands of U.S. Dollars, except for shares)

	Notes	Number of shares	Share capital	Contributed surplus	Deficit	Total Equity
Balance, December 31, 2016		193,479,416	$100,051	$18,560	$(86,226)	$32,385
Shares issued to settle convertible notes		7,489,898	678	-	-	678
Share-based compensation		-	-	169	-	169
Net loss for the year		-	-	-	(1,273)	(1,273)
Balance, December 31, 2017		200,969,314	100,729	18,729	(87,499)	31,959
Share-based compensation		-	-	91	-	91
Net loss for the year		-	-	-	(1,419)	(1,419)
Balance, December 31, 2018		200,969,314	100,729	18,820	(88,918)	30,631
Shares issued for cash		3,000,000	113	-	-	113
Shares issued to settle convertible notes	6	12,846,296	547	291	-	838
Shares issued for stock options exercised		400,000	35	(16)	-	19
Share-based compensation		-	-	117	-	117
Net loss for the year		-	-	-	(1,711)	(1,711)
Balance, December 31, 2019		217,215,610	$101,424	$19,212	$(90,629)	$30,007

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

1.	NATURE OF OPERATIONS AND LIQUIDITY RISK

Quaterra Resources Inc. (together with its subsidiaries, “Quaterra” or the “Company”) is a copper exploration company working on its mineral properties located in Nevada and Alaska, United States. The Company is incorporated in British Columbia, Canada. Its head office is located at 1100 - 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The Company’s common shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “QTA” and trade on the OTCQB Market under the symbol “QTRRF”.

The Company acquires its mineral properties by way of option or lease agreements and defers all acquisition, exploration and evaluation costs related to the properties. The underlying value of the amounts recorded as mineral properties does not reflect current or future values. The Company’s continued existence is dependent upon the economic recoverability of mineral reserves and its ability to acquire new properties and obtain funding to complete exploration activities.

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As of December 31, 2019, the Company had working capital of $1,320,000, and along with the proceeds from its ongoing water rights sale (note 4(b)), the Company believes that it has sufficient funds to sustain its operations for at least the next 12 months. However, as the impact of the COVID-19 outbreak (note 16) is yet to be fully determined it may have a material impact on the Company’s financial position, results of operations and cash flows in future periods.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared following International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

a)	Basis of presentation and consolidation

These consolidated financial statements have been prepared on a historical cost basis, except for marketable securities and derivative financial liabilities, which are stated at their fair values.

The Company consolidates an entity when it has power over that entity, is exposed, or has rights, to variable returns from its involvement with that entity and can affect those returns through its power over that entity. All material intercompany transactions, balances and expenses are eliminated on consolidation.

These consolidated financial statements incorporate the financial statements of Quaterra and its wholly-owned subsidiaries: Quaterra Alaska Inc., Singatse Peak Services, LLC (“SPS”), and Six Mile Mining Company.

b)	Accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies, reported amounts and disclosures. Actual results could differ from those estimates.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Both internal and external information is considered to determine whether there is an indicator of impairment present and, accordingly, whether impairment testing is required.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

The critical judgments that have been made that may have a significant impact on the Company’s consolidated financial statements are related to the economic recoverability of its mineral properties, the determination of functional currency, and the assumption that the Company will continue as a going concern.

c)	Translation of foreign currencies

The Company’s presentation currency is the U.S. dollar (“$” or “USD”). The functional currency of the Company and its significant subsidiaries is the USD.

In preparing the financial statements, transactions in currencies other than an entity’s functional currency (“foreign currencies”) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in the statement of loss.

d)	Mineral properties

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are capitalized on an individual property basis until the property transitions to the development stage, is sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred.

The Company classifies its mineral properties as exploration and evaluation assets until the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. At this point, the carrying value of the mineral properties is tested for impairment and subsequently transferred to property and equipment. The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as the extent of established mineral reserves, the results of feasibility and technical evaluations, and the status of mineral leases or permits.

Proceeds from the sale of properties, property water rights or cash proceeds received from farm-out option agreements are recorded as a reduction of the related mineral property, with any excess proceeds accounted for in net income (loss).

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

e)	Impairment

The Company’s assets are reviewed for the indication of impairment at each reporting date in accordance with IFRS 6 – Exploration for and evaluation of mineral resources. If any such indication exists, an estimate of the recoverable amount of the asset is undertaken, being the higher of an asset’s fair value less costs of disposal and its value in use. If the asset’s carrying amount exceeds its recoverable amount, an impairment loss is recognized in the statement of loss.

Mineral properties are assessed for impairment if (i) the right to explore the area has expired or will expire in the near future with no expectation of renewal; (ii) Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted; (iii) No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and (iv) Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that this does not exceed the original carrying amount that if no impairment loss had been recognized.

f)	Share-based compensation

The fair value of stock options granted to directors, officers, employees and consultants is calculated using the Black Scholes option pricing model and is expensed over the vesting periods. If and when the stock options are exercised, the value attributable to the stock options is transferred to share capital.

g)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and highly liquid investments with an original maturity of 90 days or less.

h)	Financial instruments

Financial instruments are recognized in the statement of financial position when the Company becomes a party to a contractual obligation. At initial recognition, the Company classifies and measures its financial instruments as one of the following:

•	at amortized cost, if they are held to collect contractual cash flows which solely represent payments of principal and interest;
•	at fair value, through other comprehensive income (“FVOCI”) if they are held to both collect contractual cash flows and to sell where those cash flows represent payments of principal and interest solely;
•	otherwise, they are classified at fair value through profit or loss (“FVPL”).

Financial assets are classified and measured at fair value with subsequent changes in fair value recognized in either profit and loss as they arise unless restrictive criteria are met for classifying and measuring the asset at either amortized cost or FVOCI. Financial liabilities are measured at amortized costs unless they are elected to be or required to be measured at fair value through profit and loss.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, and the Company has transferred all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract are discharged, cancelled, or expire.

At each reporting date, the Company uses the expected credit losses model to assess the impairment of its financial assets measured at amortized cost. The model represents possible outcomes and focuses on the risk of default rather than an actual occurrence. If there has been a significant increase in credit risk, an allowance would be recognized in the statement of loss.

The Company’s accounts payable approximate fair value due to their short-term nature. The marketable securities are a Level 1 fair value measurement; the derivative warrants are a Level 2 fair value measurement.

The convertible note is classified as a liability at amortized cost with the conversion feature classified as a derivative liability. The debt liability was initially recorded at fair value and is subsequently measured at amortized cost using the effective interest rate method and will be accreted to the face value over the term of the convertible debenture.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

i)	Provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. The Company had no material provisions on December 31, 2019, and 2018.

j)	Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of in the money outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

k)	Income tax

Income tax comprises current and deferred tax. Income tax is recognized in net loss, except to the extent it is related to items recognized directly in equity or other comprehensive loss.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that their recovery is probable.

New Accounting Policy and Future Accounting Changes

The Company adopted the provisions of IFRS 16 Leases effective January 1, 2019.

IFRS 16, Leases, specifies how a Company recognizes, measures, presents and discloses leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

The Company has month-to-month rentals for its Vancouver and Yerington office premises, and the adoption of IFRS 16 does not have any significant impact on its consolidated financial statements.

The Company has considered new standards or amendments to standards effective for annual periods beginning on or after January 1, 2020, including IFRS 3, Business Combinations, IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, and assessed that they would have no material impact on adoption.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

3.	MARKETABLE SECURITIES

The Company held 1,942,795 common shares of Grande Portage Resources Ltd. as a result of the sale of the Company’s 35% interest in the Herbert Gold project on July 29, 2016.

During 2019, a $9,000 gain (2018 - $130,000 loss) was recognized in the profit and loss with a fair value of $165,000 as of December 31, 2019 (2018 - $156,000).

4.	MINERAL PROPERTIES

The Company owns a 100% interest in the MacArthur and Yerington properties and has an option to earn a 100% interest in the Bear, Wassuk, and Butte Valley properties in Nevada, as well as a 90% interest in the Groundhog property in Alaska.

Total mineral property maintenance and exploration costs are listed in the table below:

(In thousands of U.S. Dollars)	MacArthur	Yerington		Bear	Wassuk	Groundhog	Butte Valley	Total
Balance, December 31, 2016	$ 17,537	$9,400	$	- $	660	$-	$-	$ 27,597
Add tions :
Property maintenance	151	160		895	252	126	-	1,584
Geological & mapping	47	639		-	6	412	-	1,104
Geophysical & survey	34	240		95	1	525	-	895
Assay & labs	42	104		-	85	-	-	231
Drilling	300	1,393		4	-	200	-	1,897
Other	-	131		1	-	248	-	380
	574	2,667		995	344	1,511	-	6,091
Option payments	(223)	(1,495)		(675)	-	-	-	(2,393)
Balance, December 31, 2017	17,888	10,572		320	1,004	1,511	-	31,295
Property maintenance	150	52		692	101	40	-	1,035
Geological & mapping	66	45		-		10	-	121
Geophysical & survey	113	13		-		12	-	138
Environmental		196		-		6	-	202
Other	1	13		-		41	-	55
Technical consultant		-		-		-	-	-
	330	319		692	101	109	-	1,551
Proceeds from water rights sale	-	(313)		-	-	-	-	(313)
Balance, December 31, 2018	18,218	10,578		1,012	1,105	1,620	-	32,533
Property maintenance	159	90		238	110	64	168	829
Geological & mapping	17	-		17	-	65	-	99
Geophysical & survey	-	-		-	-	368	18	386
Assay & labs	-	-		-	-	5	-	5
Environmental	-	189		-	-	-	-	189
Field support & overhead	-	15		-	-	178	-	193
Technical study	110	-		-	-	20	-	130
	286	294		255	110	700	186	1,831
Proceeds from water rights sale	-	(5,685)		-	-	-		(5,685)
Balance, December 31, 2019	18,504	5,187		1,267	1,215	2,320	186	28,679

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

On June 12, 2014, the Company entered a Membership Interest Option Agreement (the “Option Agreement”) with Freeport-McMoRan Nevada LLC (“Freeport Nevada”) whereby Freeport Nevada could earn an initial 55% interest in SPS, which owns the Company’s Nevada properties, by funding a total of $40,750,000. On September 11, 2017, Freeport Nevada terminated the Option Agreement after having funded $14,540,000.

Since September 2017, salaries and benefits related to technical employees have been expensed in the statement of profit and loss instead of capitalized in mineral properties when Freeport Nevada was funding SPS, resulting in a higher salary expense for both 2019 and 2018 years.

a)	MacArthur, Nevada

The Company earned its 100% interest in the MacArthur property by having paid $2,200,000 over ten years. The property is subject to a 2% net smelter return royalty (“NSR”), which may be reduced to a 1% NSR royalty for a consideration of $1,000,000.

b)	Yerington, Nevada

The Company acquired a 100% interest in the Yerington property from the Arimetco bankruptcy proceeding in April 2011 for $500,000 cash and 250,000 common shares. The property has a 2% NSR royalty capped at $7,500,000 payable following commencement of commercial production.

On September 17, 2018, the Company announced a purchase and sale agreement to sell certain primary groundwater rights associated with its Yerington property to Desert Pearl Farms LLC (“Desert Pearl”), a local company involved in agriculture in the Yerington district, Nevada, for $6,260,000. The Company closed the sale on March 3, 2019, for a final value of $6,020,000 after adjusting for a small correction to one of the original permits. Total net proceeds of $5,685,000 and $313,000 were recognized as a reduction in the carrying value of the Yerington property in 2019 and 2018, respectively.

On December 19, 2019, the Company announced two separate purchase and sale agreements to sell certain primary ground water rights to Desert Pearl and Desert Hills Dairy, LLC for $1,880,000, subject to relevant governmental approval.

c)	Bear, Nevada

The Company has five option agreements, entered from March 2013 to May 2015, to acquire a 100% interest in private land in Yerington, Nevada, known as the Bear deposit. Under the terms of these option agreements, as amended, the Company is required to make approximately $5,423,290 in cash payments ($4,643,290 paid) to maintain the exclusive right to purchase the land, mineral rights and certain water rights and to conduct mineral exploration on these properties.

Aggregate payments to maintaining the five option agreements by year are as follows:

   • $1,458,774 March 20, 2013 to December 31, 2015 (paid);

   • $1,363,258 due in 2016 (paid);

   • $895,258 due in 2017 (paid);

   • $688,000 due in 2018 (paid);

   • $238,000 due in 2019 (paid);

   • $193,000 each due in 2020, 2021 and 2022, respectively; and

   • $201,000 due in 2023

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

d)	Wassuk, Nevada

The Company has an option, as amended, to earn a 100% interest in certain unpatented mining claims in Lyon County, Nevada, over ten years and is required to make $1,515,000 in cash payments ($955,000 paid) and incur a work commitment of $300,000 ($92,112 incurred) by August 1, 2021. The remaining option balance is due on each anniversary August 1, 2020, and 2021 in the amounts of $60,000 and $500,000, respectively.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration for $1,500,000.

e)	Groundhog, Alaska

On April 25, 2017, the Company announced it signed a five-year lease agreement, amended to six years, with Chuchuna Minerals Company (“Chuchuna”) to earn a 90% interest in the Groundhog copper prospect, located 200 miles southwest of Anchorage, Alaska. To earn the 90% interest, the Company is required to fund a total of $5,000,000 ($2,320,000 funded) of exploration expenditure and to make a lump sum payment to Chuchuna of $3,000,000 by the end of the sixth year.

The Company is required to fund a minimum of $500,000 each year with excessive funding in any one year carried forward to the following year. The Company has met the annual work commitments and can terminate the agreement at its discretion.

f)	Butte Valley, Nevada

On August 22, 2019, the Company entered into an option agreement with North Exploration, LLC, to earn a 100% interest in 600 unpatented mining claims in White Pine County, Nevada, for $600,000 over five years. North Exploration will retain a 2.5% NSR, of which 1% can be purchased for $1,000,000. A further 0.5% NSR can be purchased within the first ten years for $5,000,000.

On December 3, 2019, the Company entered another option agreement with Nevada Select Royalty, Inc., to purchase a 100% interest in 78 unpatented claims associated with the Butte Valley project, for $250,000 over five years. Nevada Select Royalty will retain a 2% NSR, of which 1% can be purchased by Quaterra for $10,000,000.

Aggregate payments to maintaining the two option agreements by year are as follows:

   • $20,000 due 2019 (paid);

   • $80,000 due in 2020;

   • $100,000 due in 2021;

   • $150,000 due in 2022; and

   • $250,000 each due in 2023 and 2024.

5.	LOAN PAYABLE

On May 8, 2015, the Company entered into a $500,000 secured note (the “Loan”) with Freeport Nevada to facilitate a real property interest acquisition within the Bear deposit area.

The Loan bore an annual interest rate of 5%, compound daily, and was due 180 days following the termination notice of the Option Agreement.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

The loan was extended and partially repaid in 2018, and as of September 6, 2018, the remaining amount of $295,467 was agreed to mature on March 6, 2019, with an annual interest rate of 10%, compound daily.

The Company recorded $5,559 in interest expense during the year ended December 31, 2019, and fully repaid $310,700 of principal and interest to Freeport Nevada on March 6, 2019.

6.	CONVERTIBLE NOTES

On August 28, 2018, and September 20, 2018, the Company completed non-brokered private placements in tranches by way of convertible debentures for gross proceeds of $550,000 and Canadian dollars (“CAD”) CAD 550,000 each. The convertible debentures bear simple interest at a rate of 10% per annum, payable in arrears, and mature 18 months from the closing date. Interest may be paid in cash or shares at the option of the noteholders, subject to regulatory approvals in the case of share payments.

The principal amount is convertible into units of the Company at $0.05 or CAD 0.065 per unit in the first 12 months, and $0.075 or CAD 0.10 thereafter until the maturity date, subject to acceleration provisions. Each unit is to consist of one common share and one warrant of the Company. Each warrant is to entitle the holder to purchase one common share of the Company at $0.05 or CAD 0.065 per share, expiring August 28, 2022 and September 20, 2022. The convertible notes are secured against the assets of the Company.

The Company evaluated the convertible debentures and determined the conversion feature is a derivative liability based on the fact the conversion into units could result in a variable number of shares to be issued.

The derivative liability is fair valued at each reporting period. The debt component was measured at fair valued at the time of issue and then accounted for at amortized cost and accreted to the face value over the life of the convertible notes. As such, the net proceeds were initially allocated as $618,572 to the debt component and $342,535 to the derivative liability.

In August 2019, the USD convertible notes of $550,000 and a portion of the CAD convertible notes in the amount of CAD 50,000 were converted into units at $0.05 and CAD 0.065, comprising 11,769,230 shares and 11,769,230 warrants. Of the interest then due, $44,507 was paid by issuing 1,077,066 common shares and $13,012 interest was paid in cash.

The share capital for the conversion was valued as $547,409, including interest, using the closing stock price of the Company on conversion dates, with the residual amount of $291,000 allocated to the warrants and recognized in contributed surplus.

The remaining principal balance of CAD 500,000 is convertible into units at CAD 0.1 per unit, amended to expire on August 28, 2020. In the event that the Company’s water rights sale (note 4(b)) has not completed by August 28, 2020, the maturity date will be further extended to February 21, 2021. There are no other changes to the term of the convertible notes.

Interest and accretion expense on the convertible notes for the year ended December 31, 2019 was $203,000 (2018 - $102,000).

At inception, the fair value of the convertible note was calculated using the Black-Scholes model with the following assumptions: volatility 99%, expected term 1.5 years, discount rate 1.46%, and dividend yield 0%.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

(In thousands of U.S. Dollars)	Convertible debenture
Cash received	$973
Transaction costs	(11)
Derivative liability	(343)
Fair value of convertible debt component at date of issue	619
Interest expense and accretion	102
Balance, December 31, 2018	721
Settlement of convertible notes	(522)
Interest payments	(57)
Interest expense and accretion	260
Balance, December 31, 2019	$402

7.	DERIVATIVE LIABILITIES

The Company has certain warrants that are either exercisable in a different currency from the Company’s functional currency, or the number of shares to be issued upon exercise are subject to change. They are classified as derivative liabilities and carried at fair value and revalued at each reporting date.

The conversion of the remaining convertible notes into units could result in a variable number of shares to be issued; the Company also has certain warrants exercisable in a different currency from the Company’s functional currency. The conversion feature and the warrants are classified as derivative liabilities carried at fair value and revalued at each reporting date.

As of December 31, 2019, the derivative liabilities were revalued using the Black Scholes model at weighted average assumptions: volatility 105%, expected term 2.75 years, discount rate 1.69% and a dividend yield of 0%:

Derivative
(In thousands of U.S. Dollars)	liabilities
Balance, December 31, 2017	$587
Derivative related to convertible notes	343
Change in fair value estimates	(358)
Balance, December 31, 2018	572
Change in fair value estimates	(105)
Fair value of warrants issued on conversion	(291)
Balance, December 31, 2019	$176

8.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value.

In August 2019, the Company issued 12,846,296 common shares on conversion of certain of the convertible notes (note 6) as settlement of both principal and a portion of the interest accrued.

On January 21, 2019, the Company closed a non-brokered private placement by issuing 3,000,000 common shares at CAD 0.05 per share for gross proceeds of CAD 150,000.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

9.	SHARE-BASED COMPENSATION

	a)	Stock options

The Company has a stock option plan under which the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options outstanding and exercisable:

	December 31, 2019		December 31, 2018
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price	Options	Exercise Price
		(CAD)		(CAD)
Outstanding, beginning of year	14,860,000	0.09	16,050,000	0.16
Granted	3,450,000	0.065	2,570,000	0.060
Expired	(3,815,000)	(0.10)	(3,760,000)	0.16
Exercised	(400,000)	(0.06)	-	-
Outstanding, end of year	14,095,000	0.08	14,860,000	0.09
Exercisable, end of year	13,695,000	0.08	14,860,000	0.09

                               The following table summarizes stock options outstanding by expiry dates with an exercise price at the date of recording in Canadian dollars:

	Exercise Price	Number of Options Outstanding
Expiry Date	(CAD$)	December 31, 2019	December 31, 2018
June 25, 2019	0.10	-	2,815,000
December 31, 2019	0.05	-	1,000,000
March 26, 2020	0.05	200,000	200,000
July 16, 2020	0.13	2,380,000	2,380,000
April 14, 2021	0.065	2,795,000	2,995,000
June 23, 2022	0.095	2,900,000	2,900,000
September 20, 2023	0.06	2,370,000	2,570,000
June 21, 2024	0.065	2,950,000	-
August 8, 2024	0.06	500,000	-
		14,095,000	14,860,000

400,000 stock options exercised at CAD 0.05 per share on December 31, 2019, shares were issued on January 3, 2020 due to holiday season.

The Company used the following assumptions in the Black-Scholes option pricing model:

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

	Year ended December 31,
	2019	2018	2017
Weighted average share price	CAD 0.65	CAD 0.05	CAD 0.06
Risk-free interest rate	1.40%	1.32%	0.60%
Expected share price volatility	103%	103%	85%
Expected option life in years	5.0	5.0	5.0
Forfeiture rate	0%	0%	0%
Expected dividend yield	0%	0%	0%

                              Share-based payment expenses were allocated as follows:

	Year ended December 31,
(In thousands of U.S. Dollars)	2019	2018	2017
Consultants	$38	$22	$55
Directors and officers	60	53	88
Employees	19	16	26
	$117	$91	$169

b)	Share purchase warrants

The following table summarizes warrants outstanding as of December 31, 2019 and 2018:

Expiry date		Exercise price	December 31, 2019	December 31, 2018
October 3, 2019		$0.16	-	19,000,000
August 28, 2022		$0.05	11,000,000	-
September 20, 2022	CAD	0.065	769,230	-
			11,769,230	19,000,000

10.	RELATED PARTY TRANSACTIONS

	a)	The Company’s related parties include its directors and officers who are the key management of the Company. The remuneration of directors and officers was as follows, subject to change of control provisions for officers:

	Year ended December 31,
(In thousands of U.S. Dollars)	2019	2018	2017
Salaries	$410	$432	$431
Directors' fees	36	36	36
Share-based payments	60	53	88
	$506	$521	$555

b)	Manex Resource Group (“Manex”) is a private company owned by the Company’s Corporate Secretary, Mr. Lawrence Page. Manex provides the Company with its Vancouver office space and general corporate services at a monthly rate of CAD 8,000 and CAD 5,000, respectively. On April 1, 2019, the Company agreed with Manex on a monthly rate of CAD 7,500 for such services with reduced Vancouver office space. Either party can terminate the agreement at any time with a 60-day written notice.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

As of December 31, 2019, $nil (2018 – $31,962) was due to Manex and included in the accounts payable and accrued liabilities.

c)

On June 13, 2018, and July 11, 2018, Mr. Thomas Patton, Executive Chairman of the Company, advanced loans of CAD 300,000 and CAD 100,000 to the Company for working capital purposes. These loans were unsecured, bore an interest rate of 10% per annum and were due six months from the date of each advance.

The Company repaid $100,000 (CAD 130,000) to Mr. Patton in August 2018 and repaid the remaining principal and accrued interest totaling CAD 292,134 in March 2019.

11.	SEGMENTED INFORMATION

The Company has one business segment, the exploration of mineral properties. As of December 31, 2019, and 2018, all the Company’s significant non-current assets are located in the United States.

12.	COMMITMENTS

To acquire certain mineral property interests associated with the Bear deposit as per Note 4, the Company must make optional acquisition expenditures to satisfy the terms of existing option agreements, failing which the rights to such mineral properties will revert to the property vendors.

13.	DEFERRED INCOME TAXES

A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2019	2018	2017
The loss for the year	$(1,711)	$(1,419)	$(1,273)
Canadian statutory tax rate	27%	27%	26%
Income tax benefit computed at statutory rates	(462)	(383)	(331)
Foreign tax rates different from statutory rates	31	14	(32)
Other	2	89	-
The rate difference between current and deferred taxes	-	-	4,317
Foreign exchange gains or losses	55	225	(425)
Permanent differences	5	(43)	(33)
Change in unused tax losses and tax offsets	369	98	(3,496)
	$-	$-	$-

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where it is probable the deferred tax assets will be recovered. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2019	2018	2017

Non-capital losses	$9,796	$9,405	$9,255
Capital loss	2,257	2,273	2,337
Tax value over book value of mineral properties	3,331	3,335	3,352
Tax value over book value of equipment	12	12	12
Tax value over book value of investments and share issue costs	41	43	16

Unrecognized deductible temporary differences	$15,437	$15,068	$14,972

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

               The Company’s unused non-capital losses expire as follows:

	Canada	United States
2020 - 2026	$538	$713
2027 - 2037	19,546	20,302
Total	$20,084	$21,015
The Company’s unused capital losses of $16.7 million are available to carry forward indefinitely.

14.	CAPITAL MANAGEMENT

The Company considers its capital to be equity, comprising share capital, reserves and deficit. The Company’s objectives are to ensure sufficient financial flexibility to achieve its ongoing business objectives, including the funding of future growth opportunities, the pursuit of accretive acquisitions, and to maximize shareholder return through enhancing the share value.

The Company manages capital through its budgeting and forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities.

To maintain its objectives, the Company may issue new shares, adjust capital spending, acquire or dispose of assets. There is no assurance that these initiatives will be successful.

There was no change in the Company’s approach to capital management during the year ended December 31, 2019. The Company is not subject to any externally imposed capital requirements.

15.	FINANCIAL INSTRUMENT RISKS

The board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. Financial instruments consist of cash and cash equivalents, marketable securities, accounts payable and accrued liabilities, convertible notes payable and derivative liabilities.

	a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows. Cash is invested in highly liquid investments that are available to discharge obligations when they come due.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

	b)	Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates in the United States and Canada; it is therefore exposed to currency risk arising from transactions denominated in CAD. Currently, the Company does not have any foreign exchange hedge programs in place and manages its operational CAD requirements through spot purchases in the foreign exchange markets. Based on the magnitude of CAD financial assets and liabilities, the Company does not have material sensitivity to CAD to USD exchange rates.

	c)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is exposed to the interest rate risk on its liabilities through its outstanding borrowings and the interest earned on cash balances. The Company monitors its exposure to interest rates and maintains an investment policy that focuses primarily on the preservation of capital and liquidity.

	b)	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk through its cash and cash equivalents. Cash and cash equivalents are held in large Canadian financial institutions that have high credit ratings assigned by international credit rating agencies.

	c)	Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each reporting date.

16.	SUBSEQUENT EVENT

In March 2020, the World Health Organization declared a global pandemic related to the virus known as COVID-19. The expected impacts on global commerce are anticipated to be far reaching. To date there have been significant stock market declines and the movement of people and goods has become restricted.

As the Company does not have production activities, the ability to fund ongoing exploration is affected by the availability of financing. Due to market uncertainty the Company may be restricted in its ability to raise additional funding.

The impact of these factors on the Company is not yet determinable; however, they may have a material impact on the Company’s financial position, results of operations and cash flows in future periods. In particular, there may be heightened risk of mineral property impairment or going concern uncertainty.

As required by IFRS, these subsequent conditions have not been reflected in the measurement of our mineral properties as at December 31, 2019.